Primary Business Name: CREDIT SUISSE SECURITIES (USA) LLC **BD Number: 816**

BD - AMENDMENT

07/25/2023

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
CREDIT SUISSE AG	FE	CREDIT SUISSE HOLDINGS (USA), INC.	SHAREHOLDER	02/1998	E	Y	N	FOREIGN
CREDIT SUISSE HOLDINGS (USA), INC.	DE	CREDIT SUISSE (USA), INC.	SHAREHOLDER	10/2000	E	Y	Y	13-2853402
UBS GROUP AG	FE	CREDIT SUISSE AG	SHAREHOLDER	06/2023	E	Y	Y	FOREIGN

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